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Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Diavik Calendar 2005 Production Statistics

January 18, 2006 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) Aber Diamond Corporation today confirmed that a total of 7.74 million carats of diamonds were delivered to the owners by the Diavik Diamond Mine during the calendar year 2005. The quantity of diamonds produced during the same period was 8.27 million carats. Although the diamond production is slightly below the mine plan estimate of 8.5 million carats the quantity delivered was in accordance with the mine plan.

Aber's 40% share of diamonds produced was 3.31 million carats for the year, 9% greater than the prior year, with 0.73 million carats being produced in the last calendar quarter of 2005. The average recovered grade of ore processed during the year was 3.72 carats per tonne.

Chairman and Chief Executive Robert Gannicott said, "We are pleased with the continued growth in production at Diavik as work proceeds to open more working faces to dependably deliver ore to the expanded processing capacity. We are also optimistic that improvements to both mining and processing methods may improve the liberation and recovery of enhanced diamond value".

The results for the full fiscal year ending January 31st 2006, as well as the fourth quarter, are expected to be released during the week of March 13th 2006. These will be accompanied by a conference call and webcast.

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "expect", "anticipate", "projected", "planned", "forecasted" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 53% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:
Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237
Amir Kalman, Director, Investor Relations — (416) 362-2237 (ext. 244)

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NEWS RELEASE